Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 7, 2019, with respect to the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows of American Finance Trust, Inc. and subsidiaries for the year ended December 31, 2018, and the related notes and financial statement schedule titled Schedule III – Real Estate and Accumulated Depreciation – Part II, for the year ended December 31, 2018, incorporated herein by reference to the December 31, 2020 annual report on Form 10-K of American Finance Trust, Inc., and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

August 6, 2021